W.S. INDUSTRIES, INC.
                               7630 Winston Road
                              Burnaby, B.C. Canada
                                    V5A 2H4



July 25, 2005



MAIL STOP 0308



Mr. H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



RE:     W.S. Industries, Inc. ("Registrant")
        Form SB-2
        Filed December 7, 2004
        File Number 333-121044



Gentlemen:

In response to your comments dated May 20, 2005, enclosed are three (3) red-lined copies of Amendment No. 2 to the above-referenced registration statement, and a type-set copy of the prospectus, all with the following amendments, corresponding to your enumerated paragraphs:


GENERAL

1.   The name and address of our agent for service is complete and accurate.

2. The financial statements have been updated to comply with Item 310(g) of Regulation on S-B.

3. The risk factor going concern language has been removed from the cover and this disclosure has been placed in prospectus summary.

TABLE OF CONTENTS, PAGE 3

4. The Table of Contents has been revised to provide only the title of each risk factor category.

W.S. Industries, Inc.
July 25, 2005
Page 2



USE OF PROCEEDS, PAGE 12

5. We have presented the net proceeds received and use of proceeds in three capital raising scenarios and provided a tabular disclosure to reflect a 25%, 50% and 100% offering level. The accompanying disclosure as well clarifies: the offering is on a "best efforts" basis, the three scenarios are presented for illustrative purposes only and the actual proceeds, if any, may differ.

6.   The disclosure has been revised consistent with your comment.

7. The disclosure has been revised to ensure that the detailed line items discussed in the application of proceeds table are consistent with the nature and amount of the expenses described in the Plan of Operations. Additionally the Management Discussion and Analysis has been expanded to clarify the expected source of the necessary additional funds.

DETERMINATION OF OFFERING PRICE, PAGE 13

8.   The disclosure has been revised to clarify.

CAPITALIZATION, PAGE 19

9.   The table has been revised.

PLAN OF OPERATIONS, PAGE 23

10. This disclosure has been revised to address how the company intends to satisfy its liquidity needs over at least the next 12 months under at least the 25%, 50% and 100% offering levels.

11. The economic environment the Company operates in is primarily Canada at this point in time. The Company has two bank accounts, Canadian and US. The majority of the transactions are denominated in US dollars, however a significant portion are in Canadian dollars. The salient points are as follows:

     42(a) Cash flows are primarily in US dollars

     42(b) Sales prices are primarily responsive to local competition in Canada

     42(c) Sales market is determined locally, in Canada (until or if there is expansion in the US)

     42(d) Labor and material and other costs are primarily local costs in Canada.

     42(e) Financing is primarily denominated in US dollars

     42(f) Not applicable

W.S. Industries, Inc.
July 25, 2005
Page 3



(cont'd. Question 11.)

     Based on the above factors, the Company believes that the functional currency is the Canadian dollar.

     We apologize for our prior comment in our letter of April 18, 2005, number 30, as in fact we do use a Canadian bank account for a portion of our transactions. However the foreign exchange amount was $119 dollars and was considered insignificant and was included with bank charges and interest on the statement of operations.

PRINCIPAL PRODUCTS AND SERVICES, PAGE 26

12. The disclosure has been revised to clarify the status of our operations and where they are being run.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 38

13. The filing has been amended to include only one signed and dated audit report.

NOTE 1. NATURE AND CONTINUANCE OF OPERATIONS, PAGE 45

14. The apparent inconsistency has been addressed and we have clarified what we mean by "planned operations".

EXHIBIT 23 - CONSENT OF AMISANO HANSON

15. The auditors' consent in Exhibit 23 has been revised to read 'Consent of Independent Registered Public Accounting Firm". Additionally an updated signed consent will be filed as an exhibit with each amendment. to the SB-2.

If you have any further questions or comments regarding this filing, please do not hesitate to contact me.



Very truly yours,



/s/ JAMES F. DEMPSEY
____________________
    James F. Dempsey
    President


cc:   Amisano Hanson, Chartered Accountants
      Michael J. Morrison, Esq.